LEADINGBRANDS™

We Build Brands™


TrueBlue
Blueberry
64 FL OZ (1.89 L)
TrueBlue
Blueberry
16 FL OZ (473 mL)

better ingredients.

better brands.

Never before have consumers been more concerned with enhancing and preserving healthy minds and bodies. At Leading Brands, we continue to lead the industry in our commitment to developing healthy beverages. Whenever possible we avoid the use of genetically modified additives, such as high fructose corn syrup, and instead use natural ingredients. Health-conscious consumers recognize that we are setting high standards for products that they enjoy.

Each of our premium brands must have a unique attribute or 'selling point' that allows it to rise above our competitors. We go to market differently than most; doing our own flavor and brand development, bottling, distribution, sales, and marketing. This gives us more control and flexibility and, when combined with our unique Integrated Distribution System™, allows us to cost effectively get our brands to all channels of trade, everywhere.

Our award-winning brands continue to be highly recognized by the industry and media alike, receiving distinction in national and local newspapers, magazines, and on radio and TV. This combination of skills and resources means we are uniquely poised to succeed in the multi-billion dollar North American beverage market.

about us.

Leading Brands operates its own 'hot fill' bottling facilities producing a broad range of juices, sports drinks and new age beverages. We maintain distribution centers and sales offices across North America allowing us to provide consistent and seamless service from coast to coast.

We are the only fully integrated premium beverage company in North America, allowing us a unique opportunity to capitalize on our resources, maintain our competitive advantages and benefit from consumer trends. Our expertise in all stages on the product life-cycle, from building brands to bringing them to market, helps us stay at the leading edge of the fast growing healthy refreshment beverage industry.


NO HIGH FRUCTOSE CORN SYRUP
TrueBlue
Blueberry
50% LESS CALORIES THAN TrueBlue
LiteBlue
Blueberry
CAESAR'S
CAESAR COCKTAIL
TOMATO CLAM COCKTAIL

TrueBlue®
North America's only national blueberry beverage brand.

LiteBlue®
50% less calories than TrueBlue® Blueberry Juice.

Caesar's Cocktail®
Tomato Clam cocktails with real traditional flavor.

our brands.

Leading Brands has developed an enviable portfolio of proprietary brands. Our own beverage brands include TrueBlue®, LiteBlue®, TREK®, NITRO™, Infinite Health™ Water, Caesar's Cocktails®, and Stoked® Energy.

With each brand, we strive to provide the highest possible quality and the lowest possible price to the consumer while maintaining superior margins. We create the brand concepts, formulations, packaging, marketing and promotional plans, and develop the distribution and sales programs across North America.


ORIGINAL
STOKED
ENERGY
INFINITE
HEALTH
WATER
VITAMINS C & E + B VITAMINS
CALCIUM + SOY EXTRACTS
NATURALLY
HYDRATES
TREK
SPORTS DRINK
FRUIT PUNCH
FLAVOR
ENERGY DRINK
BY TREK
NITRO
BLUE RASPBERRY
FLAVOR
TrueBlue
Blueberry
16 FL OZ (473 ml)

Stoked® Energy
Great tasting energy without High Fructose Corn Syrup.

Infinite Health™ Water
Vitamin and nutrient enhanced water.

TREK® Sports Drink
The only all natural sports drink.

NITRO™ Energy Drink
Non-carbonated energy drink with Taurine and Caffeine.

TrueBlue® Single Serve
A full serving of blueberries in every bottle of TrueBlue® Blueberry Juice.

LEADINGBRANDS™

TrueBlue
CAESAR'S Caesar Cocktail
STOKED ENERGY
LiteBlue
TREK NATURAL SPORTS DRINK
INFINITE HEALTH WATER
NITRO ENERGY DRINK



Edmonton AB
Calgary AB
Vancouver BC
Seattle WA
Kent WA
Montreal QC
Minnesota
Toronto ON
San Francisco CA
Iowa
Chicago IL
Los Angeles CA
Dallas TX
Corporate Office
Regional Warehouse
Packaging Plant
Co-Pack Plant
Distribution Center
Regional Sales Office

LEADINGBRANDS™

CORPORATE HEADQUARTERS

Suite 1800 - 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
tel. 604.685.5200
fax. 604.685.5249
toll free. 1.866.685.5200

www.LBIX.com • NASDAQ: LBIX

TrueBlue

LiteBlue

STOKED ENERGY

TREK NATURAL SPORTS DRINK

NITRO ENERGY DRINK

INFINITE HEALTH™ WATER

CAESAR'S CAESAR COCKTAIL